Exhibit 99.1

January 14, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS  A  19%  INCREASE
IN  METAL  PRODUCTION  IN  2013

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced fourth quarter ("Q4") and annual 2013 production results at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

2013 Operations Highlights (Compared to 2012)

•	Ore processed increased 23% to a record 283,608 tonnes;
•	Achieved record metal production of 2,840,845 silver equivalent ounces (“Ag eq oz”), an increase of 19% and an annual record;
•	Silver production rose 10% to a record 1,711,215 silver ounces (“Ag oz”);
•	Gold production increased 44% to a record 15,714 gold ounces (“Au oz”).

Fourth Quarter 2013 Operations Highlights (Compared to Fourth Quarter 2012)

•	Ore processed increased 3% to 69,601 tonnes;
•	Metal production increased 14% to 763,881 Ag eq oz;
•	Silver production rose 7% to a record 484,936 Ag oz;
•	Gold production increased 37% to 3,880 Au oz.

“We are pleased to report strong growth and record metal production for 2013 in addition to a strong fourth quarter with record silver production”, stated Robert Archer, President and CEO.  “Consolidated metal production from our two operations exceeded our production guidance for the year by 14%.  Silver grades continued to improve in the fourth quarter as a result of maintaining strong grade control and a focus on mining higher grade areas”.

“I would like to congratulate our operations teams at Guanajuato and Topia for delivering exceptional results.  While the industry continues to deal with a challenging metal price environment, continued improvements in efficiencies, grade control and cost reductions at our operations, in addition to the expected commencement of production at San Ignacio, provide an encouraging growth outlook for Great Panther in 2014.”

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Consolidated Q4 and Fiscal 2013 Operations Summary	Q4 2013	Q4 2012	Change	FY 2013	FY 2012	Change
Ore processed (tonnes milled)	69,601	67,659	3%	283,608	230,120	23%
Silver equivalent ounce production 1	763,881	672,690	14%	2,840,845	2,378,603	19%
Silver ounce production	484,936	453,934	7%	1,711,215	1,560,041	10%
Gold ounce production	3,880	2,826	37%	15,714	10,923	44%
Lead production (tonnes)	286	289	(1)%	1,116	962	16%
Zinc production (tonnes)	402	446	(10)%	1,673	1,477	13%
Total underground development (m)	4,036	4,699	(14)%	15,813	17,472	(9)%
Underground diamond drilling (m)	2,314	10,005	(77)%	28,399	32,030	(11)%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine Complex

For the fourth quarter, the Guanajuato operation processed 55,547 tonnes, an increase of 10% compared to the same period in 2012.  Ore grades were 202 grams/tonne (“g/t”) Ag and 2.26g/t Au.  Metal production included a record 330,949 Ag oz and 3,750 Au oz, or 555,933 Ag eq oz, which represents an increase of 21% over the same period in 2012.

Plant metallurgical performance was the highest the company has achieved on a quarterly basis, with metal recoveries of 91.7% for silver and 92.9% for gold.

Guanajuato Q4 and Fiscal 2013 Operations Summary	Q4 2013	Q4 2012	Change	FY 2013	FY 2012	Change
Ore processed (tonnes milled)	55,547	50,550	10%	221,545	174,022	27%
Silver equivalent ounce production 1	555,933	458,092	21%	1,983,820	1,625,305	22%
Silver ounce production	330,949	298,750	11%	1,079,980	1,004,331	8%
Gold ounce production	3,750	2,656	41%	15,063	10,350	46%

Ag grade (g/t)	202	206	(2)%	169	199	(15)%
Au grade (g/t)	2.26	1.80	26%	2.31	2.02	14%
Ag recovery (%)	91.7%	89.5%	2%	89.6%	90.5%	(1)%
Au recovery (%)	92.9%	91.5%	2%	91.7%	91.9%	0%
Total underground development (m)	1,579	1,780	(11)%	7,047	6,869	3%
Underground diamond drilling (m)	1,658	9,137	(82)%	26,237	29,254	(10)%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

The Cata and Santa Margarita mines at the Guanajuato Mine Complex continued to excel in terms of metal production and grades.  Additionally, metal production and grades at the Los Pozos mine improved due to the mineral resource re-interpretation and mine exploration development.  Silver grades have shown a consistent improvement throughout 2013, however, the average for the year was below the average for 2012.  Gold grades for the fourth quarter and the year had noticeable improvements compared to the prior year due to the increased production from the gold-rich Santa Margarita mine.

Exploration development for the quarter resulted in significant silver-rich intersections at the upper levels of the mineral resource at Santa Margarita, Los Pozos and Guanajuatito.  Consequently, the mine production from these areas played an important role in silver grade improvements and metal production increases.

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Following the upgrade of the mineral resource at Guanajuatito, the access ramp has reached the 268 metre level and is expected to hit the 285 metre level in the current quarter to commence production.  Additionally, an exploration crosscut is being constructed from the Cata main ramp at the 540 metre level, aiming to intersect and further define the ore structure’s projection to depth as indicated by the recent exploration drilling results.

The Rayas shaft at Guanajuato resumed normal operations in the fourth quarter, following the rehabilitation project, improving the transportation times of personnel to their work places and increasing operational efficiencies.  Subsequent to the end of the fourth quarter, rehabilitation work has commenced on the Cata shaft.  The rehabilitation project has been planned in a manner to allow for the continuation of ore skipping operations.

Topia Mine

For the fourth quarter, ore processed at Topia was down 18%, to 14,054 tonnes, compared to the same period in 2012, at grades of 376g/t Ag, 0.49g/t Au, 2.17% lead (“Pb”) and 3.07% zinc (“Zn”).  Metal production included 153,988 Ag oz, 131 Au oz, 286 Pb tonnes, and 402 Zn tonnes, totaling 207,948 Ag eq oz, which is 3% less than the same period in 2012.  Plant metallurgical performance improved with metal recoveries of 90.6% for silver, 58.6% for gold, 93.8% for lead, and 93.2% for zinc.

Topia Q4 and Fiscal 2013 Operations Summary	Q4 2013	Q4 2012	Change	FY 2013	FY 2012	Change
Ore processed (tonnes milled)	14,054	17,109	(18)%	62,063	56,098	11%
Silver equivalent ounce production 1	207,948	214,598	(3)%	857,025	753,298	14%
Silver ounce production	153,988	155,185	(1)%	631,235	555,710	14%
Gold ounce production	131	171	(23)%	651	573	14%
Lead production (tonnes)	286	289	(1)%	1,116	962	16%
Zinc production (tonnes)	402	446	(10)%	1,673	1,477	13%

Ag grade (g/t)	376	319	18%	351	345	2%
Au grade (g/t)	0.49	0.57	(14)%	0.57	0.55	4%
Ag recovery (%)	90.6%	88.4%	2%	90.2%	89.4%	1%
Au recovery (%)	58.6%	54.1%	8%	57.0%	57.9%	(2)%
Total underground development (m)	2,456	2,919	(16)%	8,766	10,603	(17)%
Underground diamond drilling (m)	657	868	(24)%	2,162	2,776	(22)%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

For the quarter, metal production at Topia came primarily from the 1522, Durangueno and Argentina mines.  Production stoping at the silver-rich San Gregorio and El Rosario mines provided an essential contribution to metal production and grades.  Silver grades were up 18% compared to the same period in 2012.  The mine exploitation continues to face challenges in terms of ore vein consistency and incompetent host rock that results in higher dilution. Operations are focused in areas with consistently higher grade and better vein widths.

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The processing plant was upgraded by the installation of a new cone crusher.  This will increase crushing capacity at the plant, reduce the ore feed size to the mill and also reduce maintenance costs.  In addition, various overhead cranes have been installed at the processing plant to facilitate maintenance activities and increase efficiencies.

The Topia tailings dam is undergoing a geotechnical study, including geological, geophysical and soil mechanics surveys, aiming to provide guidance for an increase in the tailings pond capacity.  This study is expected to be completed in the first quarter of 2014.

San Ignacio Project

More than 130 metres of development has been completed on the access ramp at San Ignacio to the end of the fourth quarter.  Ramp development was temporarily delayed due to the presence of incompetent rock associated with a fault, requiring additional rock support.

The fault, however, also revealed a section of the Intermediate Vein, the primary production target, and an exploration level was constructed from the access ramp to define the mineralization at this elevation.  To the end of the quarter, 1,082 tonnes of ore grading 121g/t Ag and 2.11g/t Au have been mined and transported to the processing plant at Guanajuato.  The ore is being stockpiled until there is a sufficient amount for a processing campaign to test the metallurgical characteristics of the ore.  Additional exploration crosscutting will be constructed on different levels from the access ramp in order to confirm the continuation of the Intermediate Vein to depth.

Significant progress has been made at San Ignacio in terms of ancillary surface infrastructure.  The access road to the mine portal was completed, a diesel tank station was installed on site to supply the mine equipment and the construction of the electrical substation is underway.  The waste dump has been completed and a mechanical services workshop is under construction.  Additionally, water and compressed air lines to supply the mine equipment have been established.

An infill drill program to upgrade the upper part of the Intermediate Vein was completed in the fourth quarter (see December 16, 2013 news release for further details).

El Horcon Project

An Inferred mineral resource estimation was completed (see Company news release dated October 21, 2013) on the Diamantillo, Diamantillo HW, San Guillermo and Natividad veins that totalled 214,402 tonnes @ 3.22g/t gold, 68g/t silver, and 2.36% lead (approximately 2.47 million Ag eq oz).  Work is ongoing towards applying for the necessary government permits to allow further exploration and development.  The project has the potential to be a satellite of the Company’s Guanajuato Mine, leveraging the excess capacity at its Cata processing plant.

Outlook

Overall metal production for 2014 is expected to increase gradually through the year as San Ignacio comes on stream.  The project is expected to start production in the first half of 2014 at a rate of about 100 tonnes per day, ramping up to approximately 250 tonnes per day by year-end.  Adding this to steady production from the main Guanajuato Mine Complex and the Topia Mine, the Company expects to increase overall production by approximately 10% in 2014, to 3.1 to 3.2 million Ag eq oz.

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As precious metals prices dropped significantly in 2013, the Company has heightened its focus on improving and strengthening the operational efficiency of its mines.  Cash cost guidance will be provided in our year-end earnings release, expected in early March.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange under the symbol GPR, and on the NYSE MKT under the symbol GPL.  The Company operates two wholly owned mines in Mexico: Topia and Guanajuato.  Great Panther is in the process of developing its San Ignacio Project with a view to production in the first half of 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.